Exhibit 7.01

MOSSIMO GIANNULLI

2314 La Mesa
Santa Monica, CA 90402

April 11, 2005

Board of Directors

Mossimo, Inc.

2016 Broadway

Santa Monica, California 90404

Gentlemen:

I am pleased to present a proposal to acquire, directly or through an entity created for that purpose, all of the outstanding shares of the common stock of Mossimo, Inc. (the “Company”) in a going private transaction for $4.00 per share in cash.  This represents a 20% premium to the closing price of the Company’s common stock on April 11, 2005.

I believe that this proposal presents an excellent opportunity for shareholders of the Company to achieve liquidity for their shares at a significant premium to current market value.  I am confident that you will conclude that the proposal is fair and in the best interests of the public shareholders.  I have commenced discussions regarding potential financing for this transaction, and I am very confident that I will have ample resources available to complete this transaction.  I am prepared, at the earliest possible time, to enter into a binding agreement which would contain standard terms and conditions for transactions of this nature.  In considering this proposal I want to make you aware that I will not agree to any other transaction involving my stake in the Company.

To assist me in this transaction, I have retained Latham & Watkins LLP as my legal advisor and Piper Jaffray & Co. as my financial advisor.  This indication of interest is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been executed and delivered by the Company and all other appropriate parties, and the agreement, arrangement or understanding has been approved by the Company’s Board of Directors and likely a special committee of the Board.  Depending on structure, the transaction may also have to be approved by the Company’s shareholders.  I do not expect that any regulatory approvals will be required for the transaction.

I expect that the Company’s Board of Directors will form a special committee of independent directors to consider my proposal on behalf of the Company’s public shareholders and to recommend to the Board of Directors whether to approve this proposal.  I also encourage the special committee to retain its own legal and financial advisors to assist in its review.  I would welcome the opportunity to present this proposal to the special committee as soon as possible.  I look forward to working with the special committee and its legal and financial advisors to complete a mutually acceptable transaction and look forward to your response at your earliest convenience.

Very truly yours,

Mossimo Giannulli